QUINTANA ENERGY SERVICES INC.

July 25, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Quintana Energy Services Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted June 26, 2017
CIK No. 0001704235

Ladies and Gentlemen:

Set forth below are the responses of Quintana Energy Services Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 5, 2017, with respect to Amendment No. 2 to Draft Registration Statement on Form S-1, CIK No. 0001704235, submitted to the Commission on June 26, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting the Confidential Draft Submission No. 4 on Form S-1 (“Submission No. 4”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Quintana Energy Services LP (Predecessor) Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 15 – Segment Information, page F-44

9.	It does not appear that your response to prior comment 9 addresses each of the products and services within your operating segments. For example, the discussion of your wireline services segment does not appear to address cased-hole production logging services, injection profiling, stimulation performance evaluation, water break-through indentification, and industrial logging services. As another example, it does not appear that the discussion of your pressure control services segment addresses fluid pumping and well control services. Please provide us with additional information including a discussion of the similarities in the nature of your products and services pursuant to FASB ASC 280-10-50-40.

Securities and Exchange Commission

July 25, 2017

RESPONSE:

As previously discussed, we internally organize our segments based on the similarity of services and similarity of resources needed to complete a job. The same types of trucks or equipment and the same crews often handle similar jobs within a business segment, and those business segments have a common support staff including personnel such as district managers, mechanics, drivers and shop hands. Additionally, the most typical pricing structure of the service lines within each of our segments are generally similar. The shared costs in providing these offerings makes it impossible to track margins separately.

For example, our wireline services business segment includes plug and perf operations, which are connected with unconventional well completions and represent over half of our wireline services, as well as other wireline services, which may be associated with either unconventional or conventional well completions. Additional wireline services that we provide include electro-mechanical pipe-cutting and punching, logging services, injection profiling, stimulation performance evaluation and water break-through evaluation. Each of these wireline service lines are similar in that such services are provided by the same equipment and crew as our plug and perf operations. One wireline truck and its crew are often called to a well to provide more than one different type of wireline service, depending on the needs of the customer. There is significant overlap in terms of equipment, staffing and coordination of these services. Whether invoiced by stage of the well, by job, or at an hourly rate, the cost of consumables or tools required to complete the job and the number of hours worked by our crew are the primary factors that drive the pricing of a particular wireline service in relation to another wireline service within the segment.

Our pressure control business segment contains service lines including coiled tubing, snubbing, nitrogen pumping, fluid pumping and well control services. As discussed in our previous response letter, coiled tubing and snubbing are two different methods to provide the same ultimate service; operators may prefer one method over the other, but the Company is able to provide either service on the same pricing model of an hourly fee plus the cost of consumables such as tubing, chemicals and other fluids. Nitrogen pumping is often sold in conjunction with coiled tubing or snubbing services and is also priced based on time and consumables. Coiled tubing, snubbing, and nitrogen pumping are our top three service lines in the pressure control business segment and generally represent over 80% of revenues within the segment. Fluid pumping services, which are provided using the same trucks, equipment and crews as the other service lines in the pressure control business segment, are typically deployed in support of coiled tubing, snubbing and nitrogen pumping. Fluid pumping represents a much smaller portion of pressure control business segment revenues and is also priced based on time and fluid consumables. Our well control services, which represent only about 1% of segment revenue, are typically deployed in response to emergencies at the well, and require the technical expertise of our pressure control crews and the same trucks and equipment associated with the pressure control segment. Well control services are also priced based on hours and consumables used at the well.

Securities and Exchange Commission

July 25, 2017

In our directional drilling business segment, our primary service line is directional drilling and measurement-while-drilling (“MWD”) services and represents over 95% of our segment revenue. Directional drilling, along with our other horizontal drilling and underbalanced drilling service lines, are priced on either a day rate basis or based on a footage charge. Typically, MWD services are provided as a package with directional drilling for an additional fee. Directional drilling, MWD, horizontal drilling and underbalanced drilling are provided using the same crews and equipment. Less than 10% of revenue in the directional drilling business segment comes from trucking or rental equipment, which are ancillary and additional to our directional drilling services and priced typically on a daily or monthly rental rate for the tool.

As discussed in our previous response, the pricing for hydraulic fracturing services and cementing and acid stimulation services are all generally based on price per stage/job or volumes pumped plus the cost of consumables used in the job (whether by volume of sand, gallons of acid or other consumable). Additionally, our acidizing and cementing service lines generally represent less than 10% of our pressure pumping services revenues and are ancillary to our hydraulic fracturing services, which represent the substantial majority of revenues generated in our pressure pumping services segment.

For the foregoing reasons and those listed in our prior responses, we believe we have met the requirements of FASB ASC 280-10- 50-40 by disclosing revenue in each of our four business segments, each of which are comprised of service lines that are similar based on their purpose and use, their customers, their required equipment and personnel and similar pricing structures. There is no aggregation of our business segments into reporting segments. Additionally, as we noted in our prior responses, unlike many of our peers, instead of grouping our services by the life cycle of the well (i.e., drilling, completion and production), we have gone a step further and delineated separate business segments based on similar groups of service lines within the drilling and completion stages. We believe that our grouping of service lines into four separate business segments gives enhanced disclosure to investors, providing more specificity and granularity with respect to our business segments than our peers. Finally, we believe our disclosure of revenue in four business segments accurately reflects management’s approach to evaluating and managing the Company.

*        *        *         *        *

Securities and Exchange Commission

July 25, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

QUINTANA ENERGY SERVICES INC.

By:	/s/ Rogers Herndon
Name:	Rogers Herndon
Title:	Chief Executive Officer, President and Director

Enclosures

cc:	Sarah K. Morgan (Vinson & Elkins L.L.P.)